Contact

www.linkedin.com/in/chadmunroe
(LinkedIn)

Top Skills

Project Management
Business Intelligence
Process Improvement

Languages

English (Full Professional)
Jamiekan (Jamaican Creole) (Native or Bilingual)
Spanish (Limited Working)
Japanese (Elementary)

Honors-Awards

Additional Honors and Awards

Chad Munroe

Co-Founder & CEO @ Jupiter, Stanford GSB, YC
Brooklyn, New York, United States

Summary

Builder. Cricket. Food. Astronomy.

Experience

Jupiter
Co-Founder & CEO
June 2019 - Present (5 years 6 months)
San Francisco Bay Area

Backed by NFX, Khosla Ventures & YC

MylaBox
Co-Founder & CEO
November 2017 - May 2019 (1 year 7 months)
San Francisco Bay Area

Pratt & Whitney
Senior Product Manager: Global Engine Center Technologies
October 2014 - April 2017 (2 years 7 months)
East Hartford, Connecticut

University of Connecticut School of Business
Adjunct Professor: Project Management for Business Analytics
December 2014 - May 2015 (6 months)
Hartford, Connecticut Area

Rotations at UTC Corporate HQ, Pratt & Whitney and Sikorsky Helicopter
Leadership Development Program
June 2012 - October 2014 (2 years 5 months)

UTC Aerospace Systems
Software Developer
November 2010 - May 2012 (1 year 7 months)
Windsor Locks, Connecticut

UTC Aerospace Systems
INROADS Supply Chain Intern: Strategic Sourcing
May 2010 - August 2010 (4 months)
Windsor Locks, Connecticut

UTC Aerospace Systems
INROADS Supply Chain Intern: Cost Reduction Team
June 2009 - August 2009 (3 months)
Windsor Locks, Connecticut

_____

Education

Stanford University Graduate School of Business
Master of Business Administration (MBA)

Arizona State University
Bachelor of Science, Physics, Astronomy & Planetary Science

The University of Connecticut School of Business
Master of Science, Data Science

The University of Connecticut School of Business
Bachelor of Science, Information Technology

Y Combinator
S19